PINNACLE ENTERTAINMENT, INC.
8918 Spanish Ridge Avenue
Las Vegas, Nevada 89138
August 26, 2011
Via EDGAR and FedEx
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. Michael McTiernan

Re:	Pinnacle Entertainment, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 1, 2011 File No. 001-13641
Dear Mr. McTiernan:
This letter is being filed by Pinnacle Entertainment, Inc. (the “Company”), in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2011 with respect to the Company’s Annual Report on Form 10-K filed on March 1, 2011 with the Commission. The numbered paragraphs and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
1.	Please tell us whether management views operating data such as play from customers, trip frequency, casino visits, average spend per visit or RevPAR to be key performance measures. We may have further comment.
Response:
The Company’s management does not view operating data such as play from customers, trip frequency, casino visits, average spend per visit or RevPAR to be key performance measures. These metrics are not drivers of the Company’s business, but rather by-products of the Company’s revenues. The Company tracks these operating data points for internal informational purposes, such as marketing, but does not use them as key performance measures in the evaluation of fluctuations in revenues. In the event that the Company’s management determines that there is a direct correlation between these operating data points and revenue fluctuations, or other financial measures required to be disclosed in the Company’s filings with the Commission, the Company will make the necessary disclosures required in its filings with the Commission.

August 26, 2011

The Company’s management believes that the Company’s business and all of the operating data points mentioned above are driven by discretionary customer spending, which, in turn, is impacted by general economic conditions. The Company can generally offer investors some insight into the factors that it believes may have accounted for fluctuations in revenues. All such insights are based on management’s reasonable judgment and professional experience, and not on the operating data points mentioned above. In its filings with the Commission, the Company has in the past, and will continue in the future, to analyze and quantify all material factors related to variances in its revenues to the extent practicable.
Results of Operations, page 28
2.	In future Exchange Act periodic reports, please expand your disclosure to address why the adjustments you make to EBITDA are useful to investors.
Response:
In future Exchange Act periodic reports, the Company will expand its disclosure to address why the adjustments the Company makes to EBITDA are useful to investors.
Liquidity and Capital Resources, page 37
Financing Cash Flow, page 39
3.	We note that your credit facility and senior notes contain financial covenants. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on your financial flexibility, such as by precluding new indebtedness.
Response:
The Company hereby confirms that in future Exchange Act periodic reports, the Company will disclose its actual financial covenant ratios to the extent that compliance with such ratios is having a material impact on the Company’s financial flexibility, such as by precluding new indebtedness.
* * * * * *
With respect to the preceding responses, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August 26, 2011

If you have any questions concerning the foregoing, please contact me at (702) 541-7748.

Sincerely,
/s/ John A. Godfrey
John A. Godfrey,
Executive Vice President, Secretary and General Counsel of Pinnacle Entertainment, Inc.

cc: Adam F. Turk